Exhibit 3.2

CERTIFICATE OF AMENDMENT TO
SECOND AMENDED AND RESTATED BYLAWS
OF HALYARD HEALTH, INC.
It is hereby certified that:
1.The name of the corporation is Halyard Health, Inc. (the “Corporation”).
2.ARTICLE I, Section 1.1 of the Corporation’s second amended and restated bylaws is hereby amended and restated in its entirety to read as follows:
“Section 1.1 Delaware Office. The registered office of the Corporation in the State of Delaware shall be located in the City of Wilmington, County of New Castle, and the name and address of its registered agent is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, 19808.”
Signed on January 5, 2017

/s/ S. Ross Mansbach
S. Ross Mansbach Vice President, Deputy General Counsel and Corporate Secretary